Exhibit 99.1
For Immediate Release

PreMD Announces Third Quarter Results

Toronto, Ontario (November 8, 2005) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced results for the third quarter of fiscal 2005 ended September 30, 2005.

“We are continuing to advance our strategy on a number of fronts,” said Dr. Brent Norton, President and Chief Executive Officer. “We recently launched an important study that is expected to lead to a broader regulatory claim for PREVU* as a test that assesses risk of heart attack and stroke, which would fully differentiate our technology clinically and significantly enhance its value. Similarly, enrolment in the PREPARE trial, which began in the second quarter of 2005, is progressing and we are optimistic that the enrolment rate will increase as additional partners join the study. We are also planning to submit Canadian and European regulatory applications for PREVU* LT, the lab-processed format of the technology, which we expect could be initiated as early as the first quarter of 2006, with the FDA submission to follow later.”

“While the pace of PREVU* revenues to date has not met our expectations, McNeil’s marketing strategy is unfolding, including a focus on developing larger-scale opportunities, particularly in the cardiovascular screening market,” Dr. Norton noted. “McNeil is also building supportive relationships in the insurance industry that should help to drive acceptance of PREVU* LT once it is launched. We are collaborating closely with the McNeil team and are encouraged by the positive market responses and feedback to date.”

Dr. Norton added, “We are also continuing to push ahead with our cancer products. In late October, favorable preliminary data on LungAlert™ from the I-ELCAP study was presented at a conference in New York attended by organizations participating in this major international program. We expect this data to open doors at additional I-ELCAP sites, which would allow us to significantly expand and accelerate the study. Additionally, our pivotal breast cancer study is well underway. With ColorectAlert™, the EDRN study is awaiting some final approvals from participating institutions.”

PREVU* Commercialization Review
Total revenue for the quarter amounted to $120,000, reflecting $40,000 in product sales to McNeil Consumer Healthcare and license revenue of $80,000. McNeil is promoting PREVU* POC in the professional market through medical conferences in major world markets, including the recent meetings for the European Society of Cardiology and Canadian Cardiovascular Society. McNeil is also targeting specific health care service providers and programs, including screening clinics where cardiovascular risk assessment is conducted.

PreMD Announces Third Quarter Results	1

At the retail level, McNeil is evaluating a pilot program in Quebec targeting customers of a major North American retail chain. If successful, it is currently anticipated that the program, which is being conducted in on-site pharmacies or clinics, will be extended to additional locations. McNeil is evaluating similar opportunities in the United States and Europe.

In the insurance industry, McNeil is continuing to meet with life insurance companies to prepare for the launch of PREVU* LT pending data. McNeil exhibited the product in October at the Fourth Annual Association of Home Office Underwriters (AHOU) Meeting in California. Additionally, PREVU* was noted in a podium presentation at the event. AHOU is an international insurance and financial services association with more than 1,400 individual members.

Recent Operational Highlights

New PREVU* study underway
PreMD launched the start of a 600-person study that will further examine the relationship between skin tissue cholesterol (sterol) and carotid intima media thickness (CIMT), which is an established predictor of heart attack and stroke. This study is expected to provide data to support broader regulatory clearance for PREVU* POC as a tool to identify asymptomatic patients at risk of a primary event, such as heart attack or stroke.

Strengthened financial position
On August 30, 2005, PreMD completed a bought-deal private placement financing, issuing CDN$9,828,000 (US$8,210,000) of units of the company (comprised of a US$1,000 principal amount 7% convertible debenture and 157 common share purchase warrants, each convertible into one common share of PreMD) for net proceeds of approximately CDN$8,975,000 (US$7,600,000).

New clinical data for PREVU*
Data presented in October at the Canadian Cardiovascular Congress showed that patients with high levels of skin sterol in combination with high levels of C-reactive protein (hsCRP) are at almost twice the risk of having metabolic syndrome, even after adjustment for age and gender. Metabolic syndrome is defined as the presence of at least three out of five key risk factors, including waist circumference, elevated triglycerides, low level of good cholesterol (HDL), elevated blood pressure and impaired fasting glucose. The greater the number of risk factors, the more at risk a patient is of having a heart attack or stroke.

Data on LungAlert™ presented at I-ELCAP conference
At the end of October, the principal investigator of the I-ELCAP study at Princess Margaret Hospital presented encouraging preliminary data on LungAlert at the 13th International Conference on Screening for Lung Cancer, an event for organizations and physicians participating in I-ELCAP, in New York.

Enhanced intellectual property for cancer technology
PreMD has developed a new method of its cancer technology that uses liquid phase testing. This method ensures that PreMD’s cancer tests can be processed in a laboratory using standard automated equipment. A new patent application for this method has been filed in the United States with other territories to follow.

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Continuing to pursue re-instatement of two U.S. skin sterol patents
In June 2005, PreMD submitted further documentation to the U.S. Patent and Trademark Office (U.S. PTO) for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to PreMD’s skin sterol technology. PreMD is awaiting a response. As disclosed in February, the U.S. PTO had asked for more information regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

Outlook
“McNeil has not yet established a sales pattern for PREVU* so it is difficult to predict what the quarter to quarter picture may look like,” said Dr. Norton. “At PreMD, our focus is on taking steps to increase the value of our technologies, and, accordingly, the company. These include expanded regulatory claims for PREVU* POC, which will increase the utility and potential of the test, regulatory approvals for PREVU* LT, and certain clinical trials, all of which we expect to lead to milestone payments. We are also working to deliver new data on our cancer tests and to identify potential partners for the entire cancer portfolio.”

Primary near-term objectives include:

•	Develop an additional test format for PREVU*;
•	Seek regulatory approval of PREVU* LT in Canada and Europe;
•	Achieve milestone payments from McNeil; and
•	Initiate discussions with potential partners for PreMD’s cancer portfolio.

Financial Review
Total product-related sales to McNeil Consumer Healthcare in the third quarter ended September 30, 2005 (Q3 2005) were $40,000 compared with nil for Q3 2004. Product sales for the nine-month period ended September 30, 2005 were $385,000 compared with $100,000 for 2004. This increase is attributable to the commercial launch of PREVU* POC by McNeil in Q1 2005. Included in cost of product sales for Q3 2005 is approximately $20,000 for translation and other packaging changes to the skin sterol kits.

License revenue was $80,000 compared with $77,000 for Q3 2004. For the nine months ended September 30, 2005 and 2004, license revenue was $235,000 and $105,000, respectively. License revenue consists primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements which were deferred when received and are being recognized into income on a straight-line basis over the terms of the agreements.

The net loss for the quarter was $1,449,000 or $0.07 per share compared with a loss of $1,203,000 or $0.06 per share for the same quarter last year. For the nine-month period, the net loss was $4,201,000 or $0.20 per share compared with $3,765,000 or $0.18 per share for the same period last year.

Research and development expenditures in the quarter increased by $336,000 to $861,000 from $525,000 in Q3 2004. Research and development expenditures for the nine months ended September 30, 2005 and 2004 amounted to $2,309,000 and $1,872,000, respectively.

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The primary reasons for the variance for the quarter are:

•	An increase of $172,000 in subcontract research expenses for the development of a second-generation spectrophotometric reader;
•	An increase of $143,000 in clinical trial costs for cancer and skin sterol, reflecting several new trials that commenced during the quarter;
•	An increase of $36,000 in salaries and benefits; and
•	A decrease of $48,000 in professional fees relating to the filing of a petition to reinstate two of PreMD’s U.S. skin sterol patents that had been listed as abandoned in 2004.

General and administration expenses amounted to $568,000 in Q3 2005 compared with $791,000 in Q3 2004. For the nine months ended September 30, 2005 and 2004, general and administration expenses amounted to $2,090,000 and $2,087,000, respectively.

The primary reasons for the variance for the quarter are:
•	An increase of $26,000 in salaries and benefits;
•	A decrease in stock-based compensation (a non-cash expense) of $211,000 to $82,000 for Q3 2005. The 2004 expense included options related to a consulting contract that was not renewed in 2005; and
•	A decrease of $40,000 in fees related to communications and investor relations. This related to production costs for multimedia in 2004.

Amortization expenses for Q3 2005 amounted to $65,000 compared with $51,000 for Q3 2004 as a result of equipment purchases in 2005. For the nine months ended September 30, 2005 and 2004, amortization amounted to $171,000 and $171,000, respectively. Purchases of capital assets, primarily in support of PreMD’s clinical trial program and manufacturing, amounted to $117,000 during 2005 compared with $167,000 in 2004. Also included in the amortization expense for Q3 2005 is $13,000 related to deferred financing fees that are amortized over the term of the debentures.

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $70,000 for Q3 2005 compared with $55,000 in Q3 2004. For the nine months ended September 30, 2005 and 2004, recoveries of ITCs amounted to $168,000 and $155,000, respectively. Interest income amounted to $36,000 for Q3 2005 compared with $32,000 for Q3 2004.

As at September 30, 2005, PreMD had cash, cash equivalents and short-term investments totaling $9,899,000 ($5,196,000 as at December 31, 2004). Cash used in operating activities in Q3 2005 amounted to $1,179,000 compared with $1,062,000 in Q3 2004. On August 30, 2005, the Company issued U.S. $8,210,000 convertible debentures, maturing on August 30, 2009.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares, the issuance of convertible debentures and the recovery of scientific ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITC receivable of $369,000 will be sufficient to meet its current operating and capital requirements through at least 2007.

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Conference Call and Webcast
PreMD will hold a conference call and webcast tomorrow, November 9, 2005, at 10 a.m. ET. To access the conference call, please dial 416-640-4127 or 1-800-814-3911. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until November 18, 2005, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21161332#.

About PreMD Inc.
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #
For more information, please contact:

Sarah Borg-Olivier	Ron Hosking
Director, Communications	Chief Financial Officer
T: (416) 222-3449	T : (416) 222-3449
sbolivier@premdinc.com	rhosking@premdinc.com

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PreMD Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
As at September 30, 2005 and December 31, 2004
(Unaudited)	September 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$1,276,525	$239,458
Short-term investments	8,622,679	4,956,945
Accounts receivable	29,437	222,348
Inventory	58,655	267,500
Prepaid expenses and other receivables	180,123	137,015
Investment tax credits receivable	369,000	389,000
Total current assets	10,536,419	6,212,266
Deferred financing fees	502,875	-
Capital assets, net of accumulated amortization of $686,761 (2004 - $581,155)	432,076	420,955
Acquired technology, net of accumulated amortization of $838,827 (2004 -$784,399)	308,430	362,858
	$11,779,800	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$471,204	$1,021,086
Accrued liabilities	367,976	566,951
Current portion of deferred revenue	316,931	306,900
Total current liabilities	1,156,111	1,894,937
Convertible debentures	5,698,233	-
Deferred revenue	2,374,125	2,604,300
Total liabilities	9,228,469	4,499,237
Shareholders' equity
Capital stock	24,443,596	24,192,321
Contributed surplus	1,759,056	1,328,187
Equity component of convertible debentures	2,395,399	-
Warrants	1,377,826	200,000
Deficit	(27,424,546)	(23,223,666)
Total shareholders' equity	2,551,331	2,496,842
	$11,779,800	$6,996,079

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PreMD Inc.
Consolidated Statements of Loss and Deficit
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

REVENUE
Product Sales	$39,902	$-	$384,962	$100,000
License revenue	79,698	76,725	234,504	105,175
	119,600	76,725	619,466	205,175
Cost of product sales	57,523	-	388,074	93,464

Gross Profit	62,077	76,725	231,392	111,711
EXPENSES
Research and development	861,488	524,634	2,309,062	1,872,136
General and administration	568,201	790,805	2,090,066	2,077,508
Interest on convertible debentures	54,921	-	54,921	-
Imputed interest on convertible debentures	62,873	-	62,873	-
Amortization	64,611	50,743	170,622	171,034
	1,612,094	1,366,182	4,687,544	4,120,678

RECOVERIES AND OTHER INCOME
Investment tax credits	70,000	55,000	167,923	155,000
Interest	36,076	31,549	87,349	88,693
	106,076	86,549	255,272	243,693
Net loss for the period	(1,443,941)	(1,202,908)	(4,200,880)	(3,765,274)

Deficit, beginning of period	$(25,980,605)	$(20,217,133)	$(23,223,666)	$(17,654,767)
Deficit, end of period	$(27,424,546)	$(21,420,041)	$(27,424,546)	$(21,420,041)

Basic and diluted loss per share	$(0.07)	$(0.06)	$(0.20)	$(0.18)
Weighted average number of common shares outstanding	21,534,414	21,270,199	21,467,882	21,265,760

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PreMD Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$(1,443,941)	$(1,202,908)	$(4,200,880)	$(3,765,274)
Add items not involving cash
Amortization	66,791	50,743	172,802	177,634
Stock compensation costs included in:
Research and development expense	30,821	23,391	119,264	99,460
General and administrative expense	82,453	293,425	364,480	378,569
Imputed interest on convertible debentures	62,873	-	62,873	-
Net change in non-cash working capital balances related to operations	88,421	(150,007)	(370,209)	(222,822)
Increase (decrease) in deferred revenue	(66,694)	(76,725)	(220,144)	2,894,825
Cash used in operating activities	(1,179,276)	(1,062,081)	(4,071,814)	(437,608)

INVESTING ACTIVITIES
Short-term investments (net)	(6,556,846)	(9,587)	(3,911,229)	1,688,779
Purchase of capital assets	(951)	(15,895)	(116,727)	(166,552)
Cash provided by (used in) investing activities	(6,557,797)	(25,482)	(4,027,956)	1,522,227

FINANCING ACTIVITIES
Issuance of convertible debentures	9,827,616	-	9,827,616	-
Financing fees	(852,825)	-	(852,825)	-
Issuance of capital stock, net	-	-	198,400	23,368
Cash provided by financing activities	8,974,791	-	9,173,191	23,368
Effect of exchange rate changes on cash and cash equivalents	(36,354)	-	(36,354)	-
Net increase (decrease) in cash and cash equivalents during the period	1,201,364	(1,087,563)	1,037,067	1,107,987

Cash and cash equivalents
- Beginning of period	75,161	2,257,175	239,458	61,625
- End of period	$1,276,525	$1,169,612	$1,276,525	$1,169,612

Represented by
Cash	$1,276,525	$76,962	$1,276,525	$76,962
Cash equivalents	-	1,092,650	-	$1,092,650
	$1,276,525	$1,169,612	$1,276,525	$1,169,612

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